Exhibit 12

MeriStar Hospitality Operating Partnership, L.P.

Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2002	2001	2000	1999	1998

Fixed Charges:
Interest expensed	$136,429	$122,472	$117,613	$100,464	$49,761
Capitalized interest	3,993	6,098	8,613	12,463	5,913
Amortized premiums, discounts and capitalized expenses related to debt	6,808	4,030	3,326	2,729	1,624
Preferred distributions	554	554	554	565	650

Fixed Charges:	$147,784	$133,154	$130,106	$116,221	$57,948

Earnings:
Income from continuing operations before minority interests	$(137,799)	$(36,306)	$104,063	$110,005	$82,238
Fixed charges	147,784	133,154	130,106	116,221	57,948
Amortization of capitalized interest	923	833	681	466	152

	10,908	97,681	234,850	226,692	140,338
Less:
Capitalized interest	(3,993)	(6,098)	(8,613)	(12,540)	(5,182)
Preferred distributions	(554)	(554)	(554)	(565)	(650)

	(4,547)	(6,652)	(9,167)	(13,105)	(5,832)

Earnings	$6,360	$91,029	$225,683	$213,587	$134,506

Ratio of Earnings to Fixed Charges	0.0x	0.7x	1.7x	1.8x	2.3x

MeriStar LP has no equity investees; therefore, income and distributions from equity investees were zero for all periods presented.